Exhibit 99.1

Arco signs definitive agreement to acquire isaac

The combination of Arco and isaac creates

the world’s largest operating system for schools

São Paulo, Brazil, October 6th, 2022 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today announced that it has entered into a definitive agreement (the “Purchase Agreement”) to acquire 75.1% of the share capital of INCO Limited (d/b/a isaac), the provider of an all-in-one platform that offers a suite of financial and software products to K-12 schools (the “Transaction”). The purchase price for the Transaction will be paid in the form of Arco equity interests. Prior to the Transaction, Arco already held 24.9% of the issued and outstanding equity interests of isaac.

Ari de Sá Neto, CEO and founder of Arco

isaac was founded with the mission to propel schools to transform the future of education and is building the platform of choice for schools in Brazil, consolidating front and back-office financial and software solutions into a single interface. By partnering with isaac, schools receive access to a suite of services that allow them to become better businesses. isaac’s primary product, the “revenue guarantee”, streamlines billing and collections while eliminating financial risk for schools and providing a smooth payment experience for parents. Its strong product-market fit translated into accelerated growth, leading isaac to serve over 850 private schools throughout Brazil, and to guarantee approximately R$2.0 billion in annual payment volume of over 280,000 students1.

David Peixoto, CEO and co-founder of isaac

1Number of partner schools, annual total payment volume and students as of August 2022.

With the Transaction, Arco further consolidates its leading position in the private education segment to become the world’s largest operating system for schools. The Transaction (i) significantly increases Arco’s total addressable market with the addition of a new vertical with high growth potential and strong unit economics, (ii) accelerates isaac’s growth through cross-sell opportunities in Arco’s large school base, (iii) increases Arco’s talent density and strengthens important capabilities such as technology, product, and data science that will complement and foster Arco’s innovative culture.

A supporting presentation containing additional information on isaac’s business and the strategic rationale underlying the Transaction can be found on Arco’s website at https://investor.arcoplatform.com/events-presentations/presentations/.

About INCO Limited

isaac was founded in 2020 by David Peixoto and Ricardo Sales, as a vertical platform to address schools’ overarching needs with software and financial solutions, having started by tackling working capital management issues.

isaac has delivered rapid growth through a differentiated go-to-market strategy and proprietary technology that provides an end-to-end solution for schools and parents. In less than two years, isaac has grown its annual recurring revenue (ARR) by 10x and now serves over 850 schools and 280,000 students all over Brazil. isaac demonstrates strong retention rates and sustainable unit economics thanks to its compelling value proposition in an underserved market.

Aside from increasing market share with its initial offering, the “revenue guarantee”, in Brazil’s K-12 private market, isaac has multiple long-term growth opportunities as it expands its portfolio with new software and financial products.

Transaction Details

Under the terms of the Purchase Agreement, Arco Platform Limited has agreed to acquire 75.1% of the share capital of isaac through an exchange of Arco shares. Prior to the Transaction, Arco held 24.9% of the share capital of isaac.

isaac’s shareholders will receive approximately 10.4 million shares of Arco, which will equal approximately 15.8% of issued and outstanding equity interests of Arco as of immediately after the closing of the Transaction. The Transaction’s equity value to annual recurring revenue (EV/ARR) multiple as of August was 2.7x2.

Of the 10,436,201 shares that will be delivered to isaac shareholders, 1,047,142 will be Arco treasury shares, and 9,389,059 will be newly issued Arco shares. The Transaction will result in a dilution of approximately 14.2% for current Arco shareholders.

isaac's founding shareholders will be subject to a lock-up period of 3 years from the closing date in respect of their Arco shares, with 1/3 of their Arco shares being released each year.

After the closing of the Transaction, isaac will become an operating unit of Arco and will continue to be led by CEO David Peixoto and CSO Ricardo Sales, founders of isaac.

2 Multiple considers (i) US$20.4 million paid for the initial investment and other investment rounds which led to the 24.9% stake already owned by Arco, and (ii) ARCE closing price as of October 5th, 2022.

isaac’s shareholders will enter into certain non-competition, non-solicitation and non-interference covenants at the closing of the Transaction.

The board of directors of each of Arco and isaac have approved the Transaction. The Transaction is subject to customary closing conditions, including receipt of antitrust and other regulatory approvals. The Transaction is expected to close within the 2022 fiscal year.

Davis Polk & Wardwell LLP and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados served as legal advisors to Arco. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP and Lefosse served as legal advisor to isaac and its selling shareholders. Arco engaged J.P. Morgan Securities LLC to provide a fairness opinion to its Board of Directors in respect of the consideration to be paid in the Transaction.

Transaction Conference Call Information

Arco will discuss the Transaction today, October 6th, 2022, via a conference call at 6:00 p.m. Eastern Time (7:00 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For an enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through October 12th, 2022, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Arco website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements pertaining to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance. The successful achievement of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by such statements. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,”

“potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during its due diligence investigation of isaac and its business operations (the “isaac Business”) prior to the signing of the purchase agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the isaac Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the isaac Business; (ii) the accounting parameters and criteria adopted by the isaac Business are different from the ones adopted by the Company; (iii) the transfer or sale of the isaac Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the isaac Business include risks and uncertainties related to statements about competition for the combined business, restrictions and/or limitations on the acquisition of the isaac Business that may be imposed by antitrust authorities or other regulatory agencies, risks relating to the Company’s ability to attract, upsell and retain customers of the isaac Business, and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/